SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)

Sierra Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82640U404

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82640U404	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Biopharma Opportunities I, L.P. (“Biopharma I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

125,511 shares; except that (i) New Leaf BPO Associates I, L.P. (“BPO Associates”), the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares; (ii) New Leaf Venture Management III, L.L.C. (“NLV Management III”), the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares; and (iii) each of Ronald Hunt (“Hunt”) and Vijay Lathi (“Lathi”), the managers of NLV Management III, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

125,511 shares; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,511
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82640U404	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf BPO Associates I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

125,511 shares, all of which are owned by BioPharma I; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

125,511 shares, all of which are owned by BioPharma I; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,511
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82640U404	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

125,511 shares, all of which are owned by BioPharma I; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

125,511 shares, all of which are owned by BioPharma I; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,511
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82640U404	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

661,903 shares, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by New Leaf Ventures IV, L.P. (“NLV IV”); except that (i) New Leaf Venture Associates IV, L.P. (“NLV Associates IV”), as the sole general partner of NLV IV, may be deemed to have sole power to vote such shares; (ii) New Leaf Venture Management IV, L.L.C (“NLV Management IV”), the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

661,903 shares, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to dispose of such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,903
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82640U404	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

661,903 shares, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to vote such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

661,903 shares, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to dispose of such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,903
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 82640U404	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management IV, L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

661,903 shares, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to vote such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to vote such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

661,903 shares, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to dispose of such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to dispose of such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,903
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 82640U404	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

787,414 shares, consisting of (A) 125,511 shares of Common Stock which are owned by BioPharma I; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to vote such shares and (B) 661,941 shares owned by NLV IV, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to vote such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

787,414 shares, consisting of (A) 125,511 shares of Common Stock which are owned by BioPharma I; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to dispose of such shares and (B) 661,941 shares owned by NLV IV, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to dispose of such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,414
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82640U404	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER See response to row 6.
	6

SHARED VOTING POWER

787,414 shares, consisting of (A) 125,511 shares of Common Stock which are owned by BioPharma I; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to vote such shares and (B) 661,941 shares owned by NLV IV, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to vote such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to vote such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to vote such shares.

	7	SOLE DISPOSITIVE POWER See response to row 8.
	8

SHARED DISPOSITIVE POWER

787,414 shares, consisting of (A) 125,511 shares of Common Stock which are owned by BioPharma I; except that (i) BPO Associates, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; (ii) NLV Management III, the sole general partner of BPO Associates and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management III, may be deemed to have shared power to dispose of such shares and (B) 661,941 shares owned by NLV IV, of which 284,100 shares are Common Stock, 284,062 shares represent Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares represent Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof, all of such securities are owned by NLV IV; except that (i) NLV Associates IV, as the sole general partner of NLV IV, may be deemed to have sole power to dispose of such shares; (ii) NLV Management IV, the sole general partner of NLV Associates IV and ultimate general partner of NLV IV, may be deemed to have sole power to dispose of such shares; and (iii) each of Hunt and Lathi, the managers of NLV Management IV, may be deemed to have shared power to dispose of such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 787,414
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 82640U404	13G

Schedule 13G

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2018 and amended on February 13, 2019 (collectively, the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are, collectively, New Leaf Biopharma Opportunities I, L.P. (“Biopharma I”), New Leaf BPO Associates I, L.P. (“BPO Associates”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), New Leaf Ventures IV, L.P. (“NLV IV”), New Leaf Venture Associates IV, L.P. (“NLV Associates IV”), New Leaf Venture Management IV, L.L.C (“NLV Management IV”), Ronald Hunt (“Hunt”) and Vijay Lathi (“Lathi”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13G.

Item 2(a).	Name of Persons Filing.

Liam Ratcliffe, a reporting person on the Original Schedule 13G, is no longer a member of NLV Management III, and accordingly, is no longer a Reporting Person.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each Reporting Person (other than Lathi) is New Leaf Venture Partners, 420 Lexington Avenue, Suite 408, New York, NY 10170.

The address of the principal business office of Lathi is New Leaf Venture Partners, 2730 Sand Hill Road, Suite 110, Menlo Park, CA 94025.

Item 4.	Ownership.

(a) Amount beneficially owned:

Biopharma I is the record owner of the 125,511 shares of Common Stock (the “Biopharma Shares”). As the sole general partner of Biopharma I, BPO Associates may be deemed to own beneficially the Biopharma Shares. As the sole general partner of BPO Associates and ultimate generate partner of Biopharma I, NLV Management III may be deemed to own beneficially the Biopharma Shares. As the individual managers of NLV Management III, each of the Managing Directors also may be deemed to own beneficially the Biopharma Shares. NLV IV is the record owner of 284,100 shares are Common Stock, 284,062 shares of Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof and 93,741 shares of Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof (collectively, the “NLV IV Securities”). As the sole general partner of NLV IV, NLV Associates IV may be deemed to own beneficially the NLV IV Securities. As the sole general partner of NLV Associates IV and ultimate generate partner of NLV IV, NLV Management IV may be deemed to own beneficially the NLV IV Securities. As the individual managers of NLV Management IV, each of the Managing Directors also may be deemed to own beneficially the NLV IV Securities. Each Reporting Person disclaims beneficial ownership of such securities except for the shares, if any, such Reporting Person holds of record or to the extent of their pecuniary interest therein, if any.

(b) Percent of class:

See line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 10,395,732 shares of Common Stock outstanding as of January 31, 2020 as disclosed to the Reporting Persons by the Issuer. Except that the cover sheets of NLV IV, NLV Associates IV, NLV Management IV, Hunt and Lathi are calculated based on 10,773,573 shares of Common Stock outstanding, comprised of (i) 10,395,732 January 31, 2020 as disclosed to the Reporting Persons by the Issuer, plus (ii) 84,100 shares of Common Stock issuable upon the exercise of Series A Warrants, exercisable within 60 days of the date hereof, plus (iii) 93,741 shares of Common Stock issuable upon the exercise of Series B Warrants, exercisable within 60 days of the date hereof.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.

CUSIP No. 82640U404	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

NEW LEAF VENTURES IV, L.P.

By:	NLV ASSOCIATES IV, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT IV, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NLV ASSOCIATES IV, L.P.

By:	NEW LEAF VENTURE MANAGEMENT IV, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT IV, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES I, L.P.

By:	NEW LEAF BPO ASSOCIATES I, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES I, L.P.

By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Vijay Lathi

*
Ronald Hunt

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.